Exhibit 21.1
Subsidiaries
Listed below are all the subsidiaries of Home Solutions of America, Inc., as well as the jurisdiction under the laws of which each was organized, and the percentage of the outstanding voting stock of each owned by Home Solutions of America, Inc. as of December 31, 2006.

		State or
	Percentage of	jurisdiction of
Name	voting stock owned	Organization
Cornerstone Marble & Granite, Inc.	100%	Florida
Fiber-Seal Systems, L.P.	100%	Texas
Fireline Restoration, Inc.	100%	Florida
Home Solutions Restoration of Louisiana, Inc.	100%	Louisiana
P.W. Stephens, Inc.	100%	California
Southern Exposure Unlimited of Florida, Inc.	100%	Florida
S.E. Tops of Florida, Inc.	100%	Florida
SouthernStone Cabinets, Inc.	50%	Florida
FSS Holdings Corp.	100%	Texas
Southern Exposure Holdings, Inc.	100%	Florida